SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 333-167824

NOTIFICATION OF LATE FILING

(Check One): ☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒Form 10-Q	☐ Form N-SAR

For Period Ended:  March 31, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________________________________

PART I - REGISTRANT INFORMATION

SECURITAS EDGAR FILINGS, INC.

Full Name of Registrant

350 Fifth Ave., 59th Floor

Address of Principal Executive Office (Street and Number)

New York, NY  10118

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant’s financial statements could not be completed within the time provided without undue burden and expense.  The operations of the Registrant’s auditor’s offices in New Jersey were significantly affected by Hurricane Sandy, and as such, they have had limited office access the past few weeks, including internet and phone servers.  The Registrant expects to file within the period provided by the extension.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

Jeremy Pearman	(866) 956-8241
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SECURITAS EDGAR FILINGS, INC.

 (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2013

By:   /s/ Jeremy Pearman

      Name:  Jeremy Pearman
     Title:  Chief Executive Officer